Silynxcom Ltd.

19 Yad Ha-Harutzim St.

Netanya, 4250519 Israel

January 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Silynxcom Ltd. (CIK: 0001976443)
Registration Statement No. 333-275195 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Silynxcom Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on Thursday January 11, 2024 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. at (212) 660-3092 of Sullivan & Worcester LLP and that such effectiveness also be confirmed in writing.

Very truly yours,

Silynxcom Ltd.

By:	/s/ Nir Klein
Name: Nir Klein Title: Chief Executive Officer